EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 27, 2014	September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010
Income (loss) before income taxes, and income (loss) of equity method investees	$14,019	$(3,185)	$34,764	$47,850	$76,192
Fixed charges (1)	43,608	44,038	41,162	38,918	34,672

Earnings	57,627	40,853	75,926	86,768	110,864
Fixed charges (1)	$43,608	$44,038	$41,162	$38,918	$34,672
Earnings to fixed charges excess (deficiency)	$14,019	$(3,185)	$34,764	$47,850	$76,192
Ratio of earnings to fixed charges (2)	1.32	N/M	1.84	2.23	3.20

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the fiscal year ended September 28, 2013, earnings were insufficient to cover fixed charges by approximately $3.2 million, and the ratio is not meaningful.